UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Three Months Ended March 31, 2016

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 30 vessels we owned and operated as of March 31, 2016 and one newbuilding delivered to us from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” on April 14, 2016, (ii) two newbuildings expected to be delivered from Jiangnan between July and September of 2016, or the “2016 newbuildings,” and (iii) two newbuilding expected to be delivered from Jiangnan and three newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and July 2017, or the “2017 newbuildings.”

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 2015, or our 2015 Annual Report, filed with the United States Securities and Exchange Commission, or the SEC, on March 3, 2016. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2015, we identified an immaterial error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods within those years, as well as the first three quarters of 2015, in the related financial statements. We have amended the financial statements to correct such items. Accordingly, the financial data and discussion of our financial condition and results of operations for the three months ended March 31, 2015 included in this report reflect revised financial data for the three months ended March 31, 2015.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Recent Developments

Following the delivery of Navigator Ceto from Jiangnan on January 15, 2016 and Navigator Copernico from Jiangnan on April 14, 2016, we have seven vessels in our newbuilding program, two of which are expected to be delivered in 2016 and five in 2017.

On January 27, 2016, Navigator Aries left Keppel Shipyard in Singapore following the completion of repairs required as a result of the collision that it was involved in near Surabaya, Indonesia in June 2015. On March 22, 2016, Navigator Aries entered into a two year time charter with Pertamina. A total of $4.7 million of repair costs had been reimbursed to us by our hull & machinery insurance as of March 31, 2016, with a remaining $5.7 million expected to be reimbursed to us, subject to a $0.1 million deductible.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. During 2015 we took delivery of Navigator Triton in January 2015, Navigator Umbrio in April 2015, Navigator Centauri in August 2015 and Navigator Ceres in October 2015, and we sold Navigator Mariner in August 2015, bringing our total fleet size to 29 vessels as of December 31, 2015, and resulting in a weighted average fleet size of 27.8 vessels during the 2015 year. Following the delivery on January 15, 2016 of Navigator Ceto our fleet size increased to 30 vessels as of March 31, 2016, with a weighted average of 29.8 vessels for the three months ended March 31, 2016.

•	Future Fleet Size. After the end of the first quarter 2016, we took delivery of the newbuilding Navigator Copernico on April 14, 2016. In addition, we have a newbuilding orderbook of seven newbuilding gas carriers, of which two midsize vessels are expected to be delivered in 2016, and three midsize and two handysize vessels are expected to be delivered in 2017.

Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will have different financing arrangements. We have entered into secured term loan facilities and a revolving credit facility and issued senior unsecured notes to finance the acquisitions of vessels and the construction of all but one of our remaining newbuildings. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—Senior Unsecured Bonds.” We may enter into alternative lending arrangements for the bank loans which expire or for the remaining single newbuildings not currently subject to a loan facility.

Our Fleet

The following table sets forth our vessels as at March 31, 2016:

Operating Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Magellan	1998	20,700		Time charter	September 2016
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Spot market	—
Navigator Pluto	2000	22,085	✓	Time charter	March 2017
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Spot market	—
Navigator Aries	2008	20,750		Time charter	March 2018
Navigator Capricorn	2008	20,750		Time charter	April 2016
Navigator Gemini	2009	20,750		Spot market	—
Navigator Pegasus	2009	22,200		Spot market	—
Navigator Phoenix	2009	22,200		Spot market	—
Navigator Scorpio	2009	20,750		Time charter	April 2016
Navigator Taurus	2009	20,750		Time charter	March 2017
Navigator Virgo	2009	20,750		Time charter	April 2017
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Atlas	2014	21,000	✓	Spot market	—
Navigator Europa	2014	21,000	✓	Contract of affreightment	December 2016
Navigator Oberon	2014	21,000	✓	Spot market	—
Navigator Triton	2015	21,000	✓	Contract of affreightment	December 2016
Navigator Umbrio	2015	21,000	✓	Contract of affreightment	December 2016
Navigator Centauri	2015	22,000		Spot market	—
Navigator Ceres	2015	22,000		Spot market	—
Navigator Ceto	2016	22,000		Spot market	—
Navigator Copernico *	2016	22,000		Spot market	—
Fully-refrigerated
Navigator Glory	2010	22,500		Time charter	December 2016
Navigator Grace	2010	22,500		Time charter	August 2016
Navigator Galaxy	2011	22,500		Time charter	January 2017
Navigator Genesis	2011	22,500		Time charter	January 2017
Navigator Global	2011	22,500		Time charter	November 2016
Navigator Gusto	2011	22,500		Time charter	September 2016

*	Vessel delivered on April 14, 2016.

The following table presents certain information concerning our newbuildings:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Aurora	2016	37,300	✓	July 2016	Time charter	December 2026
Navigator Eclipse	2016	37,300	✓	September 2016	Time charter	October 2017
Navigator Nova	2017	37,300	✓	January 2017	Spot market	—
Navigator Prominence	2017	37,300	✓	March 2017	Spot market	—
Navigator Yauza	2017	22,000		January 2017	Time charter	March 2022
Navigator Luga	2017	22,000		March 2017	Time charter	May 2022
Hull No. 8234	2017	38,000		July 2017	Time charter	September 2026

Results of Operations for the Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

The following table compares our operating results for the three months ended March 31, 2015 and 2016:

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016	Percentage Change
	(in thousands, except percentages)
Operating revenue	$74,197	$76,375	2.9%

Operating expenses:
Brokerage Commissions	1,630	1,502	(7.9%)
Voyage expenses	6,871	7,093	3.2%
Vessel operating expenses	17,971	22,405	24.7%
Depreciation and amortization	12,800	14,575	13.9%
General administration costs	2,654	2,957	11.4%
Other corporate expenses	363	550	51.8%

Total operating expenses	$42,289	$49,082	16.8%

Operating income	$31,908	$27,293	(14.5%)
Interest expense	(6,797)	(7,783)	14.5%
Write off of deferred finance costs	(1,797)	—	(100.0%)
Interest income	4	78	1850.0%

Income before income taxes	$23,318	$19,588	(16.0%)
Income taxes	234	194	(17.1%)

Net income	$23,084	$19,394	(16.0%)

Operating revenue. Operating revenue increased by $2.2 million or 2.9% to $76.4 million for the three months ended March 31, 2016, from $74.2 million for the three months ended March 31, 2015. This increase was principally due to:

•	an increase in operating revenue of approximately $8.4 million attributable to an increase in the weighted average number of vessels from 26.9 for the three months ended March 31, 2015 to 29.8 for the three months ended March 31, 2016, and a corresponding increase in vessel ownership days by 294 days, or 12.1%, for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015;

•	an increase in operating revenue of approximately $1.0 million attributable to improved average charter rates, which rose to an average of approximately $899,194 per vessel per calendar month ($29,561 per day) for the three months ended March 31, 2016, as compared to an average of approximately $887,550 per vessel per calendar month ($29,180 per day) for the three months ended March 31, 2015;

•	a decrease in operating revenue of approximately $7.4 million attributable to a decrease in fleet utilization from 97.0% during the three months ended March 31, 2015 to 87.6% during the three months ended March 31, 2016, primarily as a result of an increase in the number of idle days as a result of a softening of the market and the effects of the collision of Navigator Aries;

•	an increase in operating revenue of approximately $0.2 million relating to a relative increase in the cost and duration of voyage charters during the three months ended March 31, 2016, compared to the three months ended March 31, 2015; and

The following table presents selected operating data for the three months ended March 31, 2015 and 2016, which we believe are useful in understanding our operating revenue.

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Fleet Data:
Weighted average number of vessels	26.9	29.8
Ownership days	2,422	2,716
Available days	2,379	2,676
Operating days	2,307	2,344
Fleet utilization	97.0%	87.6%
Average daily time charter equivalent rate (*)	$29,180	$29,561

Time Charter Equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant time period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Brokerage Commissions. Brokerage commissions decreased by 7.9% to $1.5 million for the three months ended March 31, 2016, from $1.6 million for the three months ended March 31, 2015.

Voyage Expenses. Voyage expenses increased by 3.2% to $7.1 million for the three months ended March 31, 2016, from $6.9 million for the three months ended March 31, 2015. This was primarily due to a small increase in the number of voyage charters which resulted in higher voyage costs during the three months ended March 31, 2016, compared to the three months ended March 31, 2015.

Vessel Operating Expenses. Vessel operating expenses increased by 24.7 % to $22.4 million for the three months ended March 31, 2016, from $18.0 million for the three months ended March 31, 2015, as the number of vessels in our fleet increased. Daily vessel operating expenses increased by $824 per day, or 7.4% to $8,164 per vessel per day for the three months ended March 31, 2016, compared to $7,605 per vessel per day for the three months ended March 31, 2015. The daily increase in vessel operating expenses was primarily due to additional operating expenditure incurred on repairs and maintenance of some of our older vessels during the three months ended March 31, 2016.

Depreciation and Amortization. Depreciation and amortization expense increased by 13.9 % to $14.6 million for the three months ended March 31, 2016, from $12.8 million for the three months ended March 31, 2015. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $1.9 million for the three months ended March 31, 2016, and $1.1 million for the three months ended March 31, 2015.

Other Operating Results

General Administration Costs. General administration costs increased by $0.3 million or 11.4% to $3.0 million for the three months ended March 31, 2016, from $2.7 million for the three months ended March 31, 2015. The increase in general administration costs was due to growth in the number of employees to handle the management of the increase in the number of vessels in our fleet.

Other Corporate Expenses. Other corporate expenses increased by $0.2 million, or 51.8%, to $0.6 million for the three months ended March 31, 2016, from $0.4 million for the three months ended March 31, 2015.

Interest Expense. Interest expense increased by $1.0 million, or 14.5%, to $7.8 million for the three months ended March 31, 2016, from $6.8 million for the three months ended March 31, 2015. This increase was primarily due to additional amounts drawn down on the loan facility since March 31, 2015 associated with delivery of newbuild vessels. Interest capitalized on newbuild installments for the three months ended March 31, 2016 was $1.2 million, an increase of $0.1 million from the $1.1 million of interest capitalized for the three months ended March 31, 2015.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $1.8 million during the three months ended March 31, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced during the three months to March 31, 2015. No loan refinancing occurred in the three months ended to March 31, 2016.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 20% and 17% in the United Kingdom and Singapore, respectively. For the three months ended March 31, 2016, we incurred taxes of $193,561, as compared to taxes of $234,298 for the three months ended March 31, 2015.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, equity investments from existing shareholders, and proceeds from a bond issuance. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “— Secured Term Loan Facilities and Revolving Credit Facility.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuildings and potential future acquisitions. At March 31, 2016, we had contracted eight newbuildings for delivery by July 2017 for an aggregate contracted price of $509.1 million, the details of which are as follows:

Vessels	CBM	Shipyard	Contract price	Instalments paid as at March 31, 2016	Funds available from existing credit facilities
			(in millions)
Navigator Copernico*	22,000	Jiangnan	$44.0	$8.8	$31.2
Navigator Aurora	35,000	Jiangnan	77.4	23.2	54.7
Navigator Eclipse	35,000	Jiangnan	78.4	23.5	54.7
Navigator Nova	35,000	Jiangnan	78.4	23.5	54.7
Navigator Prominence	35,000	Jiangnan	78.4	23.5	54.7
Navigator Yauza	22,000	HMD	51.0	20.4	35.6
Navigator Luga	22,000	HMD	51.0	20.4	35.6
Hull No. 8234	38,000	HMD	50.5	10.0	—

Total			$509.1	$153.3	$321.2

*	We borrowed $31.2 million available under one of the secured term loan facilities on April 14, 2016 to partially finance the delivery of the Navigator Copernico.

As set forth in the table above, we have financed the purchase prices of all of the remaining newbuildings, except for Hull No. 8234, through existing senior term loan facilities and our revolving credit facility. We expect to finance the purchase price of Hull No. 8234 through internally generated funds and debt financings. We anticipate that our primary sources of funds for our medium-term and long-term liquidity needs will be from cash from operations and debt and/or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Seven of our vessels are expected to undergo scheduled drydocking during 2016, one of which has completed its drydocking as of March 31, 2016.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the recent requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the three months ended March 31, 2015 and 2016:

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
	(in thousands)
Net cash provided by operating activities	$27,726	$17,118
Net cash used in investing activities	(52,230)	(42,710)
Net cash provided by financing activities	12,491	14,944
Net decrease in cash and cash equivalents	(12,013)	(10,648)

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2016, decreased to $17.1 million, from $27.7 million for the three months ended March 31, 2015, a decrease of 38.3%. This $10.6 million decrease in net cash provided by operating activities for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 was primarily due to lower net income, increased payment of dry docking costs and movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $42.7 million for the three months ended March 31, 2016, primarily represents $36.0 million for payments made to Jiangnan shipyard, representing a final installment on the delivery of Navigator Ceto, along with $3.0 million of other costs including capitalized interest of $1.3 million associated with newbuildings and $8.4 million for payments of repair costs for Navigator Aries, offset by $4.7 million received from the insurances in relation to the collision.

Net cash used in investing activities of $52.2 million for the three months ended March 31, 2015, primarily represents $49.3 million for payments made to Jiangnan shipyard, representing the final instalment of delivery of Navigator Triton and instalment payments for two of the four 22,000 cbm newbuildings along with $3.2 million of other costs associated with newbuildings including $1.0 million of capitalized interest and an offset of $0.3 million receipts from the insurance claim for the fire on Navigator Capricorn.

Financing Cash Flows. Net cash provided by financing activities was $14.9 million for the three months ended March 31, 2016, primarily consisting of $31.2 million drawn from a secured term loan facility to finance the delivery installment of Navigator Ceto, offset by $16.1 million in quarterly loan repayments and a payment of $0.1 million in financing costs associated with the December 2015 revolving loan facility.

Net cash used in financing activities was $12.5 million for the three months ended March 31, 2015, primarily consisting of $30.0 million drawn on a bank loan facility associated with the delivery and installment of a new building, offset by $15.2 million in regular loan repayments and a $2.3 million in financing costs associated with entering into a new loan facility.

Secured Term Loan Facilities and Revolving Credit Facility

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facility, please read “Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Secured Term Loan Facilities and Revolving Credit Facility” in our 2015 Annual Report.

Facility agreement date	Credit Facility amount	Amount outstanding	Available amounts undrawn at March 31, 2016		Interest rate	Loan Maturity date
			(in millions)
April 2011	$80.0	$55.5	$—		US Libor +300 BPS	Apr-17
April 2012	180.0	100.5	—		US Libor +337 BPS	Apr-17
February 2013	270.0	135.8	30.0		US Libor + 350 BPS	Feb-18
January 2015	278.1	228.6	31.2	*	US Libor + 270 BPS	Apr-23
December 2015	290.0	—	290.0		US Libor + 210 BPS	Dec-22

Total	$1,098.1	$520.4	$351.2

*	We borrowed $31.2 million under the January 2015 term loan facility on April 14, 2016 to fund the delivery of the Navigator Copernico. As of such date, there is no additional borrowing capacity under such term loan facility.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower maintains a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facility also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of March 31, 2016, we were in compliance with all covenants under the secured term loan facilities.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used to partially finance the acquisition of the A.P. Møller vessels. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, semi-annually on each June 18 and December 18.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 and December 31 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of March 31, 2016, we were in compliance with all covenants under our senior unsecured bond agreement.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2016.

	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total
		(in thousands)
Vessels under construction	$195,064	$160,620	$—	$—	$—	$—	$355,684
Secured term loan facilities and revolving credit facility	48,153	173,227	123,214	19,204	77,328	79,267	520,393
9% senior unsecured bond issue	—	125,000	—	—	—	—	125,000
Office leases	532	593	477	477	477	597	3,153

Total contractual obligations	$243,749	$459,440	$123,691	$19,681	$77,805	$79,864	$1,004,230

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2015 Annual Report.

Recently Adopted Accounting Pronouncements

In April 2015, the FASB issued ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”, which intends to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. Historically, we presented deferred debt issuance costs, or fees directly related to directly issuing debt, as long-term assets on our consolidated balance sheets. During the first quarter of 2016, we adopted the guidance codified in ASU 2015-03, as described in Note 1 (Basis of Presentation) to our unaudited consolidated financial statements included this report. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The reclassification upon adoption of the new guidance did not impact net income as previously reported or any prior amounts reported on our statements of operations or consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on our balance sheet as of the year ended December 31, 2015 resulted in a reduction of total non-current assets and total assets in the amount of $10.1 million, with a corresponding decrease of $7.2 million in long-term debt, net and total non-current liabilities and a decrease of $2.9 million in current portion of long-term debt net and total current liabilities. Please see Note 4 (Secured Term Loan Facilities and Revolving Credit Agreement) to our unaudited consolidated financial statements included this report.

In February 2015, the FASB issued ASU 2015-02 “Amendments to the Consolidation Analysis”, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The new guidance excludes money market funds that are required to comply with Rule 2a-7 of the Investment Company Act of 1940 and similar entities from the U.S. GAAP consolidation requirements. Historically, we have consolidated 100% of our VIE, PT Navigator Khatulistiwa, for which we are deemed to be the primary beneficiary, i.e. we have a controlling financial interest in this entity. We own 49% of our VIE’s common stock, all of its secured debt and have voting control. All economic interests in the residual net assets reside with us. During the first quarter of 2016, we adopted the guidance codified in ASU 2015-02, as described in Note 1 (Basis of Presentation) to our unaudited consolidated financial statements included this report. Upon adoption, there was no need for retrospective amendments to our financial statements, as we consolidated 100% of the VIE in our financial statements for all applicable prior periods.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of US LIBOR plus 210 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $5.2 million in annual interest paid on our indebtedness outstanding as at March 31, 2016, under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces.

Increases in bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or Contracts of Affreightment (“COA”) increases. In the case of the 30 vessels owned as of March 31, 2016, 15 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2016 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our seven newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation that in 2016 we will commence providing in-house technical management for some vessels in our fleet; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2015	March 31, 2016
	(in thousands except share data)
Assets

Current assets
Cash and cash equivalents	$87,779	$77,131
Accounts receivable, net	9,050	11,258
Accrued income	5,647	7,701
Prepaid expenses and other current assets	8,754	13,077
Inventories	3,480	4,677
Insurance recoverable	10,289	6,007

Total current assets	124,999	119,851

Non-current assets
Vessels in operation, net	1,264,451	1,307,161
Vessels under construction	170,776	163,365
Property, plant and equipment, net	279	256

Total non-current assets	1,435,506	1,470,782

Total assets	$1,560,505	$1,590,633

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$61,391
Accounts payable	11,471	5,498
Accrued expenses and other liabilities	9,065	10,116
Accrued interest	3,117	5,943
Deferred income	6,606	3,354

Total current liabilities	89,283	86,302

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	449,440
Senior unsecured bond	125,000	125,000

Total non-current liabilities	561,131	574,440

Total liabilities	650,414	660,742
Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,426,872 shares issued and outstanding, (2014: 55,363,467)	554	554
Additional paid-in capital	586,451	586,846
Accumulated other comprehensive loss	(465)	(454)
Retained earnings	323,551	342,945

Total stockholders’ equity	910,091	929,891

Total liabilities and stockholders’ equity	$1,560,505	$1,590,633

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three Months ended March 31,
	(in thousands except share data)
	2015	2016
Revenues
Operating revenue	$74,197	$76,375

Expenses
Brokerage commissions	1,630	1,502
Voyage expenses	6,871	7,093
Vessel operating expenses	17,971	22,405
Depreciation and amortization	12,800	14,575
General and administrative costs	2,654	2,957
Other corporate expenses	363	550

Total operating expenses	42,289	49,082

Operating income	31,908	27,293

Other income/(expense)
Interest expense	(6,797)	(7,783)
Write off of deferred finance costs	(1,797)	—
Interest income	4	78

Income before income taxes	23,318	19,588
Income taxes	(234)	(194)

Net income	$23,084	$19,394

Earnings per share:
Basic:	$0.42	$0.35
Diluted:	$0.42	$0.35

Weighted average number of shares outstanding:
Basic:	55,349,422	55,365,557
Diluted:	55,598,958	55,743,997

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
	(in thousands)
	2015	2016
Net income	$23,084	$19,394
Other Comprehensive Loss:
Foreign currency translation (loss)/gain	(249)	11

Total Comprehensive Income	$22,835	$19,405

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

		(in thousands, except share data)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2015	55,346,613	$553	$584,808	$(254)	$225,457	$810,564
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	554	586,451	(465)	323,551	910,091
Restricted shares issued March 29, 2016	63,405	—	—	—	—	—
Net income	—	—	—	—	19,394	19,394
Foreign currency translation	—	—	—	11	—	11
Share-based compensation	—	—	395	—	—	395

March 31, 2016	55,426,872	$554	$586,846	$(454)	$342,945	$929,891

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2015	Three Months ended March 31, 2016
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$23,084	$19,394

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,800	14,575
Payment of drydocking costs	56	(2,030)
Insurance claim debtor	—	(418)
Amortization of share-based compensation	347	395
Amortization of deferred financing costs	2,498	732
Unrealized foreign exchange	(236)	17
Changes in operating assets and liabilities
Accounts receivable	(76)	(2,208)
Inventories	(957)	(1,197)
Accrued income and prepaid expenses and other current assets	(10,881)	(6,795)
Accounts payable, accrued interest and other liabilities	1,091	(5,347)

Net cash provided by operating activities	27,726	17,118

Cash flows from investing activities
Payment to acquire vessels	(300)	(247)
Payment for vessels under construction	(52,165)	(39,212)
Purchase of other property, plant and equipment	(22)	(17)
Receipt of shipyard penalty payments	—	417
Insurance recoveries	257	4,700
Capitalized costs for the repairs of Navigator Aries	—	(8,351)

Net cash used in investing activities	(52,230)	(42,710)

Cash flows from financing activities
Proceeds from secured term loan facilities	30,000	31,150
Direct financing costs of secured term loan facilities	(2,296)	(155)
Repayment of secured term loan facilities	(15,213)	(16,051)

Net cash provided by financing activities	12,491	14,944

Net decrease in cash and cash equivalents	(12,013)	(10,648)

Cash and cash equivalents at beginning of period	62,526	87,779

Cash and cash equivalents at end of period	$50,513	$77,131

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$4,122	$5,527

Total tax paid during the period	$73	$77

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2016; the results of operations for the three months ended March 31, 2016 and 2015; the statement of stockholders equity for the three months ended March 31, 2016; and cash flows for the three months ended March 31, 2016 and 2015.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. As such, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2015 included in our Form 20-F filed on March 3, 2016 The results for the three months ended March 31, 2016 are not necessarily indicative of results for the full 2016 fiscal year or any other future periods.

The Company historically presented deferred debt issuance costs, or fees directly related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, the Company adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements.

The company has historically consolidated 100% of its VIE, PT Navigator Khatulistiwa, for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. During the first quarter of 2016, the Company adopted guidance codified in ASU 2015-02 “Amendments to the Consolidation Analysis”, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The new guidance excludes money market funds that are required to comply with Rule 2a-7 of the Investment Company Act of 1940 and similar entities from the U.S. GAAP consolidation requirements. Upon adoption, there has been no need for retrospective amendments as the company has consolidated 100% of the VIE to all prior periods presented in the financial statements.

Amendment of Prior Year Financial Information to Correct an Immaterial Error:

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015, the Company identified an immaterial error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods within those years, as well as the first three quarters of 2015, in the related financial statements. The Company has amended the financial statements to correct such items, and the following financial data for the three months ended March 31, 2015, has been revised in accordance with accounting guidance presented in ASC 250, SEC Staff Accounting Bulletin No. 99 Materiality and SEC Staff Accounting Bulletin No. 108 considering the effects of prior period misstatements. The Company assessed the materiality of the error for the year ended December 31, 2015 and concluded that it was not material to any of our previously issued financial statements taken as a whole.

The following table presents the effects of such revisions on the Company’s previously reported financial statements for the three months ended March 31, 2015.

	Three months ended March 31, 2015
	(in thousands)
	As reported	Adjustment	As amended
Consolidated Statements of Income
Net income	22,029	1,055	23,084
Total Comprehensive Income	21,780	1,055	22,835
Earnings per share	0.40	0.02	0.42
Consolidated Statements of Comprehensive Income
Net income	22,029	1,055	23,084
Total comprehensive income	21,780	1,055	22,835
Consolidated Statements of Cash Flows
Net income	22,029	1,055	23,084
Net cash provided by operating activities	26,672	1,055	27,726
Payments for vessels under construction	(51,110)	(1,055)	(52,165)
Net cash used in investing activities	(51,175)	(1,055)	(52,230)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statement and footnotes disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have any impact on Navigator Holdings’ results of operations, financial position or cash flow.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2015	$1,462,136	$26,729	$1,488,865
Additions	8,599	2,030	10,629
Transfer from vessels under construction	45,973	650	46,623
Disposals for the period	(1,745)	—	(1,745)

March 31, 2016	$1,514,963	$29,409	$1,544,372

Accumulated Depreciation
December 31, 2015	$215,024	$9,390	$224,414
Charge for the period	12,689	1,853	14,542
Disposals for the period	(1,745)	—	(1,745)

March 31, 2016	$225,968	$11,243	$237,211

Net Book Value
December 31, 2015	$1,247,112	$17,339	$1,264,451

March 31, 2016	$1,288,995	$18,166	$1,307,161

On January 15, 2016, Navigator Ceto, the third of four 22,000 cubic meter semi-refrigerated liquefied gas carriers being built at Jiangnan shipyard in China for a contract price of $44.0 million, was delivered.

Navigator Aries left the ship yard on January 27, 2016 after having incurred repair costs of $10.0 million. A total of $4.7 million of repair costs had been reimbursed as of March 31, 2016, with a remaining $5.7 million expected to be reimbursed by our hull & machinery insurance, subject to a $0.1 million deductible. The Company does not have loss of hire insurance and, therefore, the revenue lost from the Navigator Aries charter with Pertamina may not be recoverable for the duration of the repairs. Navigator Aries entered into a two year time charter with Pertamina on March 22, 2016.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.2 billion at March 31, 2016.

3.	Vessels Under Construction

(in thousands)
Vessels under construction at January 1, 2016	$170,776
Payments to shipyard	35,916
Transfer to vessels in operation	(46,623)
Other payments including site team costs and initial stores and capitalized interest	3,296

Vessels under construction at March 31, 2016	$163,365

4.	Secured Term Loan Facilities and Revolving Credit Facility

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at March 31, 2016 and December 31 2015:

	December 31, 2015	March 31, 2016
	(in thousands)
Current Liability
Current portion of long-term debt	$(61,979)	$(64,204)
Less: current portion of deferred financing costs	2,955	2,813

Current portion of secured term loan facility, net of deferred financing costs	$(59,024)	$(61,391)

Non-Current Liability
Secured term loan facilities net of current portion	$(443,315)	$(456,189)
Less: non-current portion of deferred financing costs	7,184	6,749

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(436,131)	$(449,440)

The reclassification upon adoption of ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs” does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of the year ended December 31, 2015 resulted in a reduction of Total non-current assets and Total assets in the amount of $10.1 million, with a corresponding decrease of $7.2 million in Long-term debt, net and Total non-current liabilities and a decrease of $2.9 million in Current portion of long-term debt net and Total current liabilities.

5.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at March 31, 2016 and December 31 2015 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, a revolving credit facility and the 9% senior unsecured bond issue.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 9% unsecured bond issue is classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to the March 31, 2016.

The fair value of secured term loan facilities and revolving credit facility is estimated based on average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level 3 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

	December 31, 2015			March 31, 2016
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	87,779	87,779	77,131	77,131
Senior unsecured bond	Level 2	(125,000)	(128,100)	(125,000)	(126,563)
Secured term loan facilities and revolving credit facility	Level 3	(505,294)	(453,689)	(520,393)	(471,029)

6.	Common Stock

The calculation of both basic and diluted number of weighted average outstanding shares as of:

	March 31, 2015	March 31, 2016
Basic weighted average number of shares	55,349,422	55,365,557
Effect of dilutive potential share options:	249,536	378,440

Diluted weighted average number of shares	55,598,958	55,743,997

On March 17, 2015, the Company granted 158,885 share options under the 2013 Long Term Incentive Plan (“the 2013 Plan”) to officers and employees of the Company. As of March 31, 2016, 1,500 of these options had been forfeited.

On April 14, 2014, the Company granted 197,055 share options under the 2013 Plan, and on October 14, 2014 the Company granted an additional 30,000 share options under the 2013 Plan, to officers and employees of the Company. As of March 31, 2016, 6,000 of these share options had been forfeited.

The diluted effect of 378,440 share options for the three months ended March 31, 2016 is related to the 378,440 of unvested share options outstanding at March 31, 2016. The shares of the Company’s common stock are trading on the New York Stock Exchange, under the ticker symbol “NVGS.”

7.	Share-Based Compensation

On March 17, 2015 the Company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average grant value of $17.80 per share. These shares vested on the first anniversary of the grant date at a fair value of $289,889.

During the year to December 31, 2015, 50,298 shares awarded under the 2008 Plan at a weighted average grant value of $7.59 vested at a fair value of $856,575. During the year ended December 31, 2015, 17,348 shares awarded under the 2013 Plan at a weighted average grant value of $24.06 vested at a fair value of $320,161.

On March 29, 2016 the Company granted 22,782 shares under the 2013 Plan to certain members of the Board of Directors which vest on the first anniversary of the grant date. On the same date the Company granted 40,623 shares under the Plan to employees of the Company which vest on the third anniversary of the grant date. All of these shares have a weighted average grant value of $15.80.

During the three months ended March 31, 2016, 76,854 shares which were previously granted at a weighted average grant value of $11.71 vested at a fair value of $1,258,889.

Restricted share grant activity for the year ended December 31, 2015 and three months ended March 31, 2016 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2015	172,263	$8.50	0.88 years	3,627,859
Granted	16,854	17.80
Vested	(67,646)	11.81

Balance as of December 31, 2015	121,471	$11.28	0.29 years	$1,658,079
Granted	63,405	15.80
Vested	(76,854)	11.71

Balance as of March 31, 2016	108,022	$13.63	1.38 years	$1,744,555

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the three months ended March 31, 2016, the Company recognized $156,860 in share-based compensation costs relating to share grants (three months ended March 31, 2015: $302,001). As of March 31, 2016, there was a total of $1,024,379 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2015: $179,440) which are expected to be recognized over a weighted average period of 1.38 years (December 31, 2015: 0.29 years).

All options are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the three months ended March 31, 2016 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

Options granted during the year ended December 31, 2015 and the three months ended March 31, 2016 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2015	223,055	24.16	8.10	—
Granted March 17, 2015	158,885	$17.80	8.97	—
Forfeited during the year	(3,500)	20.87	—	—
Vested	—	—	—	—

Balance as of December 31, 2015	378,440	$21.52	8.46	—
Granted
Forfeited	—	—	—	—
Vested	—	—	—	—

Balance as of March 31, 2016	378,440	21.52	8.46	$—

During the three months ended March 31, 2016, the Company recognized $238,972 in share-based compensation costs (three months ended March 31 2015: $45,227) relating to options granted under the 2013 Plan, recognized in general and administrative costs. At March 31, 2016, there was $1,160,707 of total unrecognized compensation costs (three months ended March 31 2015: $2,374,139) related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 1.45 years.

8.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2016.

	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total
		(in thousands)
Vessels under construction	$195,064	$160,620	$—	$—	$—	$—	$355,684
Secured term loan facilities and revolving credit facility	48,153	173,227	123,214	19,204	77,328	79,267	520,393
9% senior unsecured bond issue	—	125,000	—	—	—	—	125,000
Office leases	532	593	477	477	477	597	3,153

Total contractual obligations	$243,749	$459,440	$123,691	$19,681	$77,805	$79,864	$1,004,230

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $0.4 million per calendar year. The Company also occupies property in New York paying approximately $0.2 million per year. The lease is for a period of five years ending June 30, 2017.

The Company entered into agreements to construct four 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $176.0 million. At March 31, 2016, three of the four vessels had been delivered, with the fourth, Navigator Copernico being delivered on April 14, 2016.

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77.4 million at Jiangnan for contracted delivery in April 2016 with an option to construct three further ethane-capable vessels for $78.4 million each. This option was exercised in April 2014. These three vessels are scheduled to be delivered between June 2016 and January 2017.

On November 3, 2014, the Company entered into two contracts, each for a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51.0 million each. The vessels are scheduled to be delivered in January and March 2017, respectively.

On November 11, 2015, the Company entered into a contract to construct a 38,000 cubic meter fully refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $50.5 million. The vessel is scheduled to be delivered in July 2017.

9.	Subsequent Events

On April 14, 2016, Navigator Copernico, a 22,000 cubic meter semi-refrigerated gas carrier, was delivered from Jiangnan shipyard in China. In connection with the delivery of this vessel, $31.2 million, representing approximately 70% of its cost, was drawn under the January 2015 Secured Term Loan Facility to partially finance the delivery of this newbuilding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 9, 2016	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer